GT BIOPHARMA, INC.
310 N. Westlake Blvd., Suite 206
Westlake Village, CA 91362

March 5, 2019

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GT Biopharma, Inc.
Registration Statement on Form S-3 (File No. 333-229667)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GT Biopharma, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-229667) and declare the Registration Statement effective as of Friday, March 8, 2019, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (310) 977-7394, or Gary R. Henrie, Attorney at Law at (309) 313-5092, with any questions. Also, please notify Mr. Henrie when this request for acceleration has been granted.

Very truly yours, GT Biopharma, Inc.

	By:	/s/ Raymond Urbanski
Name: Raymond Urbanski Title: Chief Executive Officer

cc: Gary R. Henrie, Attorney at Law